Exhibit 99.1

Santiago, February 23, 2017
GG/58/2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

Ref.: Material Event / Schedule Annual Ordinary Shareholders' Meeting

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following Material Event:

On this date, ITAÚ CORPBANCA held a Board of Directors' (the "Board") meeting, at which the members of the Board agreed to schedule the annual ordinary shareholders' meeting for March 27, 2017 at 10:00 A.M. at the Grand Hyatt Hotel, Grand Ballroom Salon, located at 4601 Kennedy Ave., Las Condes. At such meeting, the shareholders will review the matters relevant to such corporate body.

The notices of summons to annual ordinary shareholders' meeting will be published in the opportunities provided by the applicable legislation.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA